Mail Stop 4561

      April 25, 2006

Dennis D. Powell
Senior Vice President and
Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

	Re:	Cisco Systems, Inc.
   Form 10-K for the Fiscal Year Ended
   July 30, 2005
		Filed September 19, 2005
Forms 8-K filed August 9, 2005, November 11, 2005, February 7,
2006
and February 24, 2006
		File No. 000-18225

Dear Mr. Powell:

	We have reviewed your response to our letter dated March 7,
2006
in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Forms 8-K filed August 9, 2005, November 11, 2005, February 7,
2006
and February 24, 2006

1. Please refer to comment 2 in our letter dated March 7, 2006.
We
have reviewed your response and we continue to believe that your current presentation of a full non-GAAP Statement of Operations creates a number of unique non-GAAP measures. In this regard, we note in your response that you believe it is appropriate to describe the reasons for the usefulness of each of these non-GAAP measures collectively in a single income statement presentation. In doing so, this income statement would be considered a comprehensive basis of accounting that is not in accordance with GAAP. Please revise your presentation in future filings to eliminate this presentation or provide disclosures for each unique non-GAAP measure included in this presentation as noted in Question 8 of the Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures. Further discuss the nature of each expense excluded from your non-GAAP measures (stock compensation expense, amortization of intangibles, in process research and development etc.) their recurring or non-recurring nature, their significance to an investor in evaluating the Company`s financial condition and/or results of operations and whether they related to material known trends, events or uncertainties that must be disclosed.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

Dennis D. Powell
Cisco Systems, Inc.
April 25, 2006
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